Exhibit 99.1

Luxoft Holding, Inc Schedules a Conference Call to Provide the Update on Operations in Ukraine

TORTOLA, British Virgin Islands & NEW YORK—(BUSINESS WIRE)— Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that Dmitry Loschinin, CEO and President, will review Luxoft operations in Ukraine on Tuesday, March 4th at 9 a.m. EST.

The purpose of the call is to reiterate the message Luxoft Holding, Inc currently has on the Company’s website at www.luxoft.com and to answer potential questions from the analysts and the public.

To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers).

If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID#13577640. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on March 18, 2014. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft

Luxoft is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The company’s core resources are located in Central and Eastern Europe, where Luxoft has 15 delivery centers, 20 offices and presence in 12 countries, employing over 7200 people. Luxoft has principal executive office in Zug, Switzerland and is listed on New York Stock Exchange (LXFT US). For more information, please visit www.luxoft.com.

Contact:

Investor Relations:

Luxoft Holding, Inc

Alina V. Plaia, 212-964-9900 (ext. 2404)

Vice President

ir@luxoft.com